UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

13 May 2010

DIAGEO plc

(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Diageo announces final results for Exchange Offer for outstanding Notes due 2014

13 May 2010

Diageo plc

Diageo, the world’s leading premium drinks business, today announced the final results of its offer to exchange up to $1 billion aggregate principal amount of its outstanding 7.375% Notes due 2014 for a cash payment plus an equal principal amount of newly issued 4.828% Notes due 2020 to be issued by Diageo Capital plc, with payment of principal and interest fully guaranteed by Diageo plc.  The exchange offer expired at 5:00 p.m., New York City time, on 12 May 2010.

$696,000,000 aggregate principal amount of outstanding 2014 notes were validly tendered and not validly withdrawn in the exchange offer.  Upon settlement of the exchange offer, which is expected to occur on Friday, 14 May 2010, Diageo will:

•                  accept for exchange $696,000,000 aggregate principal amount of the 2014 notes;

•                  issue to the holders whose 2014 notes are accepted for exchange 2020 notes in an aggregate principal amount of $696,000,000; and

•                  pay to the holders whose 2014 notes are accepted for exchange cash in an amount equal to (a) $180.13 for each $1,000 principal amount of 2014 notes validly tendered at or prior to 5:00 p.m., New York City time, on 27 April 2010 and not validly withdrawn and (b) $130.13 for each $1,000 principal amount of 2014 notes validly tendered thereafter but before the expiration of the exchange offer and not validly withdrawn; the total amount of cash to be paid to such holders is $125,329,180.

Diageo Investor enquiries

Nick Temperley

+44 (20) 8978 4223

Investor.relations@diageo.com

Kelly Padgett

+1 (202) 715 1110

Investor.relations@diageo.com

Diageo Media enquiries

James Crampton

+44 (20) 8978 4613

media@diageo.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration and qualification under the securities laws of any such jurisdiction. Any public offering of securities in the United States was made solely by means of a Prospectus included in the Registration Statement filed by Diageo plc and Diageo Capital plc declared effective on 14 April 2010.

-ends-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc
(Registrant)

Date: 13 May 2010	By:	/s/ PAUL TUNNACLIFFE
Name: Paul Tunnacliffe
Title: Company Secretary